08001683

3/26

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Suramina Resources Inc.

*CURRENT ADDRESS 885 West Georgia St.
Suite 2101
Vancouver, BC V6C 3E8
Canada

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
3
APR 17 2008
THOMSON
FINANCIAL

FILE NO. 82- 35171 FISCAL YEAR 12/31/07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 2G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 2G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 4/14/08

082-35771



Interim financial statements for the nine months ended September 30, 2007 and 2006,
filed November 14, 2007

AR/S
12-31-07

**SURAMINA RESOURCES INC.**
**CONSOLIDATED BALANCE SHEETS**
**(In US Dollars - Unaudited)**

| | September 30, 2007 | December 31, 2006 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 5,051,444 | $ 1,160,034 |
| Accounts receivable and prepaid expenses | 454,317 | 694,368 |
| Due from joint venturer | 208,126 | - |
| | 5,713,887 | 1,854,402 |
| Mineral properties and related expenditures | 17,299,102 | 13,985,900 |
| Fixed assets, net | 362,636 | 398,273 |
| | $ 23,375,625 | $ 16,238,575 |
| **LIABILITIES** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | $ 177,028 | $ 268,526 |
| Due to related parties (Note 7) | 27,050 | - |
| Advances from joint venturer | - | 700,751 |
| | 204,078 | 969,277 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital (Note 6) | | |
| Issued and outstanding - 60,937,329 shares | 34,167,875 | - |
| Owner contributions (Note 5) | - | 24,755,293 |
| Contributed surplus - stock options | 253,898 | - |
| Deficit | (11,250,226) | (9,485,995) |
| | 23,171,547 | 15,269,298 |
| | $ 23,375,625 | $ 16,238,575 |

Subsequent Event (Note 6(c))

Approved by the Board:

/s/ William A. Rand
Director

/s/ Paul K. Conibear
Director

**SURAMINA RESOURCES INC.**
**INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS**
**(In US Dollars - Unaudited)**

| | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | September 30, 2007 | September 30, 2006 | September 30, 2007 | September 30, 2006 |
| **Expenses** | | | | |
| General exploration and project investigation | $ 315,887 | $ 171,070 | $ 909,119 | $ 415,932 |
| Consulting | 12,716 | 28,757 | 70,838 | 59,125 |
| Interest and bank charges | 284 | 174 | 1,393 | 634 |
| Management fees (Note 7(a)) | 75,764 | 5,084 | 88,561 | 14,573 |
| Office and general | 1,766 | (22,089) | 18,786 | (14,908) |
| Professional fees | 35,471 | 18,502 | 70,935 | 47,434 |
| Promotion and public relations | 32,134 | 22,493 | 61,000 | 99,561 |
| Stock based compensation (Note 6(c)) | 212,290 | 350,139 | 262,453 | 350,139 |
| Stock exchange and filing fees | 92,361 | - | 92,361 | - |
| Transfer agent and shareholder information | 1,363 | - | 1,363 | - |
| Travel | 2,380 | - | 2,380 | - |
| Wages and benefits | 23,806 | 6,481 | 64,977 | 19,526 |
| | 806,221 | 580,612 | 1,644,165 | 992,017 |
| Other expenses (income) | | | | |
| Interest income | (3,791) | 557 | (24,535) | (331) |
| Foreign exchange loss | 561 | (62,529) | 31,565 | 31,134 |
| Other expense | (1,069) | - | 54,577 | - |
| Write-off of mineral property interests | 26,199 | (3) | 58,459 | 1,224 |
| **Loss and comprehensive loss for the period** | $ 828,121 | $ 518,637 | $ 1,764,231 | $ 1,024,044 |
| Basic and diluted income (loss) per common share | $ 0.01 | N/A | $ 0.09 | N/A |
| Weighted average number of shares outstanding (Note 6(b)) | 60,937,329 | N/A | 20,312,443 | N/A |

**SURAMINA RESOURCES INC.**
**INTERIM CONSOLIDATED STATEMENTS OF DEFICIT**
**(In US Dollars - Unaudited)**

| | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | September 30, 2007 | September 30, 2006 | September 30, 2007 | September 30, 2006 |
| **Deficit, beginning of the period** | 10,422,105 | 6,846,521 | 9,485,995 | 6,341,114 |
| Loss and comprehensive loss for the period | 828,121 | 518,637 | 1,764,231 | 1,024,044 |
| **Deficit, end of the period** | $ 11,250,226 | $ 7,365,158 | $ 11,250,226 | $ 7,365,158 |

**SURAMINA RESOURCES INC.**
**INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(In US Dollars - Unaudited)**

| | Three Months Ended September 30, 2007 | Three Months Ended September 30, 2006 | Nine Months Ended September 30, 2007 | Nine Months Ended September 30, 2006 |
|---|---|---|---|---|
| **Cash flows from (used in) operating activities** | | | | |
| Income (loss) for the period | $ (828,121) | $ (518,637) | $ (1,764,231) | $ (1,024,044) |
| Items not affecting cash | | | | |
| Unrealized foreign exchange loss/(gain) | 561 | (62,529) | 31,565 | 31,134 |
| Stock based compensation expense | 212,290 | 350,139 | 262,453 | 350,139 |
| Write-off of mineral property interests | 26,199 | (3) | 58,459 | 1,224 |
| | (589,071) | (231,029) | (1,411,754) | (641,546) |
| Net changes in non-cash working capital items | | | | |
| Accounts receivable and other current assets | (163,332) | 474,725 | 240,050 | 162,652 |
| Accounts payable and accrued liabilities | (2,776) | (74,055) | (64,448) | (43,191) |
| | (755,178) | 169,641 | (1,236,151) | (522,085) |
| **Cash flows from (used in) investing activities** | | | | |
| Mineral properties and related expenditures | (1,460,717) | (1,934,262) | (4,635,452) | (5,918,162) |
| Advances from joint venturer | (208,126) | (101,133) | (908,877) | (1,026,100) |
| Option payments received | 1,108,735 | 1,694,185 | 1,401,181 | 2,710,868 |
| Purchase of fixed assets | (19,183) | (13,197) | (60,145) | (101,430) |
| | (579,291) | (354,407) | (4,203,293) | (4,334,824) |
| **Cash flows from (used in) financing activities** | | | | |
| Common shares issued, net | - | - | 1 | - |
| Owners contributions | 5,000,000 | 1,064,937 | 9,362,419 | 4,725,188 |
| | 5,000,000 | 1,064,937 | 9,362,420 | 4,725,188 |
| Effect of exchange rates on cash and cash equivalents | (561) | 62,529 | (31,565) | (31,134) |
| **(Decrease) increase in cash** | 3,664,969 | 942,700 | 3,891,410 | (162,855) |
| **Cash, beginning of the period** | 1,386,475 | 225,858 | 1,160,034 | 1,331,414 |
| **Cash, end of the period** | $ 5,051,444 | $ 1,168,558 | $ 5,051,444 | $ 1,168,559 |

**SURAMINA RESOURCES INC.**
**CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES AND RELATED EXPENDITURES**
**(In US Dollars)**
**(Unaudited)**

| | San Juan Argentina | Patagonia Argentina | La Rioja Argentina | Mendoza Argentina | CVRD Argentina | Jogmec Argentina/Chile | Properties Chile | Total |
|---|---|---|---|---|---|---|---|---|
| **Argentina and Chile** | | | | | | | | |
| **Balance, December 31, 2005** | $ 6,238,747 | $ 1,996,189 | $ 554,424 | $ 1,489,222 | $ 98,249 | $ 492,011 | $ 87,468 | $ 10,956,310 |
| Acquisition, permits and taxes | 84,544 | 20,598 | 165,481 | 218,849 | 134,626 | 288,604 | 54,993 | 967,695 |
| Drilling | 750,207 | 184,284 | 259,553 | 114,837 | 151,545 | 283,900 | - | 1,744,326 |
| Environmental/social development | 2,154 | 1,867 | - | 101,998 | 5,321 | 2,798 | - | 114,138 |
| Excavation | 67,508 | 9,942 | 41,280 | 14,640 | 105,042 | 133,086 | - | 371,498 |
| Geophysical, staking and maps | 19,652 | 2,991 | 5,154 | 2,465 | 82,039 | 133,644 | - | 245,945 |
| Office and general | 181,933 | 109,103 | 106,514 | 117,382 | 167,103 | 182,315 | - | 864,350 |
| Professional fees | 314,755 | 212,579 | 104,696 | 213,727 | 343,022 | 163,934 | - | 1,352,713 |
| Sampling and testing | 59,600 | 48,340 | 22,871 | 18,333 | 69,455 | 25,008 | - | 243,607 |
| Stock based compensation | 37,329 | - | 37,328 | 44,794 | - | - | | 119,451 |
| Technical and field staff | 251,038 | 30,235 | 96,531 | 33,938 | 214,293 | 156,373 | - | 782,408 |
| Transport and travel | 74,409 | 50,570 | 28,181 | 50,498 | 96,404 | 73,896 | - | 373,958 |
| Value added and bank taxes | 189,897 | 66,079 | 64,508 | 78,067 | 92,846 | 103,205 | - | 594,602 |
| | 2,033,026 | 736,588 | 932,097 | 1,009,528 | 1,461,696 | 1,546,763 | 54,993 | 7,774,691 |
| Option payments received | - | - | - | - | (1,559,945) | (1,694,631) | - | (3,254,576) |
| Incurred during the year | 2,033,026 | 736,588 | 932,097 | 1,009,528 | (98,249) | (147,868) | 54,993 | 4,520,115 |
| Write-off of mineral properties | (3,340) | (26,103) | - | (1,461,082) | - | - | - | (1,490,525) |
| **Balance, December 31, 2006** | $ 8,268,433 | $ 2,706,674 | $ 1,486,521 | $ 1,037,668 | $ - | $ 344,143 | $ 142,461 | $ 13,985,900 |
| **Incurred during the period ended September 30, 2007** | | | | | | | | |
| Professional fees | 338,830 | 197,295 | 35,066 | 67,961 | 155,317 | 171,636 | 13,773 | 979,878 |
| Acquisition, permits and taxes | 61,914 | 40,422 | 6,373 | 58,640 | 38,768 | 357,733 | 22,097 | 585,947 |
| Transport and travel | 75,046 | 76,413 | 11,927 | 10,439 | 13,965 | 66,670 | - | 254,460 |
| Office and general | 232,853 | 124,234 | 34,652 | 45,077 | 90,899 | 130,588 | - | 658,303 |
| Technical and field staff | 194,214 | 59,078 | 40,334 | 136 | 3,173 | 34,010 | - | 330,945 |
| Geophysical, staking and maps | 9,969 | 51,585 | 27,330 | - | - | 41,540 | - | 130,424 |
| Excavation | 87,444 | 83,928 | 27,739 | - | 16,301 | 44,216 | - | 259,628 |
| Sampling and testing | 43,696 | 44,985 | 4,080 | 5,166 | 2,333 | 15,129 | - | 115,389 |
| Drilling | 493,109 | 220,157 | 60,466 | - | - | 146,469 | - | 920,201 |
| Environmental/social development | 12,296 | 1,365 | 3,048 | 46,091 | 7,308 | 1,725 | - | 71,833 |
| Value added and bank charges | 127,541 | 77,158 | 20,658 | 19,233 | 29,194 | 149,146 | 431 | 423,362 |
| Stock based compensation | 29,060 | 10,059 | - | - | - | 3,353 | - | 42,472 |
| | 1,705,972 | 986,679 | 271,673 | 252,743 | 357,258 | 1,162,215 | 36,301 | 4,772,842 |
| Option payments received/receivable | (181,606) | - | - | - | (239,506) | (980,069) | - | (1,401,181) |
| Incurred during the period | 1,524,366 | 986,679 | 271,673 | 252,743 | 117,752 | 182,147 | 36,301 | 3,371,661 |
| Write-off of mineral properties | | | - | (58,459) | - | - | - | (58,459) |
| **Balance, September 30, 2007** | $ 9,792,799 | $ 3,693,353 | $ 1,758,194 | $ 1,231,952 | $ 117,752 | $ 526,290 | $ 178,762 | $ 17,299,102 |

**(Amounts expressed in US Dollars, unless otherwise indicated)**

## 1. Basis of Presentation

Suramina Resources Inc. ("Corporation") was incorporated as a Federal Corporation under the Canada Business Corporations Act with unlimited share capital on April 5, 2007.

The unaudited interim consolidated financial statements of the Corporation, reflect the financial position, statements of operations and deficit and cash flows of the South American assets of Tenke Mining Corp. ("Tenke") presented under the continuity of interests basis of accounting whereby the balance sheet amounts are based on the amounts recorded by Tenke. The statements of operations include an allocation of Tenke's general and administrative expenses for the period from January 1, 2005 to the closing of the Plan of Arrangement (the "Arrangement") on July 3, 2007. The allocation of general and administrative expenses was calculated on a reasonable basis as determined by management. No allocation has been provided with respect to the opening deficit for transactions prior to January 1, 2005. Management cautions readers of these interim consolidated financial statements that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The unaudited interim consolidated financial statements of the Corporation are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in the Corporation's audited consolidated financial statements for the year ended December 31, 2006, with the exception of changes in accounting policies described in note 3.

These unaudited interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements included in the Joint Disclosure Booklet of Lundin Mining Corporation and Tenke as filed on SEDAR by the Corporation on July 3, 2007.

## 2. Plan of Arrangement

On July 3, 2007, the Arrangement, approved by shareholders on June 18, 2007, to combine the Tenke and Lundin Mining Corporation ("Lundin Mining") closed. Pursuant to the Arrangement all Tenke common shares tendered on closing were automatically exchanged on the basis of 1.73 Lundin Mining common shares for each Tenke common share.

Pursuant to the Arrangement, Tenke conveyed its South American assets and cash in the amount of $5 million to Suramina. The shares of Suramina were distributed to Tenke shareholders pursuant to the Arrangement and commenced trading on the TSX on July 5, 2007. (Note 5)

## 3. Nature of Operations

The Corporation, together with its subsidiaries, is engaged in exploring, acquiring and developing precious and base metal properties in South America. The Corporation has wholly owned copper/gold and silver/zinc mineral concessions and options under active exploration to acquire interests in various properties located in Argentina and Chile.

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the Corporation's ability to discover economically recoverable reserves, preserve its interest in the underlying mineral claims, obtain necessary financing to complete its projects, and attain future profitable production or alternatively, upon the Corporation's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material reductions in the carrying amount of mineral properties and related fixed assets.

The mineral properties are also subject to title and sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company' activities or may result in the impairment or loss of part or all of the Corporation' interest in the properties.

## 4. Changes in Accounting Policies

Effective January 1, 2007, the Corporation adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

a. Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b. Section 1530 – Comprehensive Income. Comprehensive Income is the change in the Corporation's net assets that results from transactions, events and circumstances from sources other than the Corporation's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

The adoption of these new accounting standards did not impact the opening balance sheet as at January 1, 2007 or net loss for the nine months ended September 30, 2007. As a result, comprehensive loss is equal to net loss and there are no other comprehensive income items to be recorded.

**(Amounts expressed in US Dollars, unless otherwise indicated)**

## 5. Owner Contributions

For the period from January 1, 2007 to July 3, 2007 owner contributions were provided by Tenke in the form of cash funding, allocation of cash costs and allocation of stock-based compensation expense as follows:

| | |
|---|---|
| Balance, December 31, 2006 | $24,755,293 |
| Owner cash contributions | 4,113,808 |
| Owner allocated costs: | |
| Cash costs | 248,611 |
| Stock-based compensation | 50,163 |
| Cash contribution pursuant to Arrangement | 5,000,000 |
| Exchanged for shares pursuant to Arrangement | (34,167,875) |
| Balance, September 30, 2007 | - |

## 6. Share Capital

### (a) Authorized

An unlimited number of common shares without par value.

### (b) Issued and Outstanding

| | Number of Shares | Amount |
|---|---|---|
| Issued pursuant to the Arrangement (Notes 2 and 5) | 60,937,329 | $34,167,875 |

As at June 30, 2007 there were 100 Class A shares outstanding. In July, 2007, the 100 Class A shares outstanding were cancelled and 60,937,329 common shares were issued pursuant to the Arrangement. As all of the shares were issued in the third quarter of 2007, the weighted average number of shares outstanding is significantly lower for the nine months ended September 30, 2007.

### (c) Stock Options Outstanding

The Corporation has an incentive stock option plan in which 6.5 million common shares have been made available for the Corporation to grant incentive stock options to certain directors, officers, employees and consultants of the Corporation. Vesting and terms of the option agreement are at the discretion of the Board of Directors. Incentive stock options outstanding and held by directors, officers, employees and consultants of the Corporation are as follows:

**(Amounts expressed in US Dollars, unless otherwise indicated)**

| | September 30, 2007 | |
|---|---|---|
| | Number of Shares | Weighted-average price |
| Outstanding at beginning of period | - | - |
| Granted (i) | 2,000,000 | $0.98 |
| Exercised | - | - |
| Cancelled | (160,000) | $0.98 |
| Outstanding at end of period | 1,840,000 | $0.98 |
| Exercisable at End of period | NIL | |

(i) On July 5 2007, the Corporation granted 2,000,000 stock options at an exercise price of CDN$0.98 per share expiring July 4, 2010. The stock options are vested 25% after 6 months, 25% after 12 months, 25% after 18 months and 25% after 24 months. Accordingly, stock-based compensation expense of $212,290 has been recognized in the Consolidated Statement of Operations and Deficit in respect of these stock options granted to directors, officers, employees and consultants and $42,472 in the Consolidated Schedule of Mineral properties and Related Expenditures in respect of the stock options granted to project related consultants and employees. The remaining stock based compensation expenses relate to the allocation of Tenke's expenses. (Note 1)

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expenses over the applicable period. At September 30, 2007, the Corporation had an additional $634,496 in stock-based compensation expense to be recognized in the Consolidated Statement of Operations and Deficit in respect of the stock options granted to directors, officers, employees and consultants and $127,000 in the Consolidated Schedule of Mineral properties and Related Expenditures in respect of the stock options granted to project related consultants and employees periodically to January 31, 2009.

The stock based compensation expense was estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model are as follows:

| | | 2007 |
|---|---|---|
| Dividend Yield | : | 0% |
| Average risk free interest rate | : | 4.30% |
| Expected volatility | : | 89.875% |
| Expected life of option | : | 3 years |

Option prices, when granted; reflect current trading values of the Corporation's shares.

Subsequent to September 30, 2007, the Corporation granted 200,000 stock options at an exercise price of $1.36 per share expiring September 30, 2010. Of these stock options, 100,000 were cancelled due to an employee departure.

**(Amounts expressed in US Dollars, unless otherwise indicated)**

## 7. Related Party Transactions

During the nine months ended September 30, 2007, the Corporation incurred:

(a) management fees totaling $88,561 (2006-$14,573) in respect of administrative services and office facilities provided by a company owned by the Chairman of the Corporation. At September 30, 2007 and 2006, $nil was due to this company. All amounts are non-interest bearing.

(b) legal fees of $17,410 (2006-$22,100) from a law firm of which a partner is a director of the Corporation. At September 30, 2007, $2,464 (2006-$nil) was due to this law firm.

(c) fees totaling $23,806 (2006-$nil) from a company related by common directors in respect of wages and benefits paid to the former President of the Corporation. At September 30, 2007, $24,586 was due to this company (2006-$nil).

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Third Quarter Report for the period ended September 30, 2007, filed November 14, 2007

**SURAMINA** Resources Inc.

RECEIVED
2007 DEC 26 A 8:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**SURAMINA RESOURCES INC.**
**Third Quarter Report**

**For the Period Ended September 30, 2007**

*The Board of Directors is pleased to present the following report to shareholders on the activities of Suramina Resources Inc. ("Suramina" or the "Company") during the third quarter period ended September 30, 2007.*

**South American Copper/Gold Exploration**

Suramina's land package in Argentina and Chile encompasses over one million hectares and covers many key prospective gold and base metal regions in the central and southern part of Argentina and central Chile.

There are 3 main types of mineralization targeted throughout the project areas:

Porphyry copper/gold mineralization
High/low sulphidation bulk tonnage disseminated copper/gold mineralization
Low sulphidation gold vein and base metal systems

The Company carries out its exploration programs primarily out of field offices in San Juan and Bariloche, Argentina and has a key operational office in Buenos Aires.

In addition, the Company has begun to evaluate properties in several other South American countries as part of an initiative to expand and diversify its copper/gold exploration activities, including several projects in Chile, Peru and Colombia. Suramina maintains a significant technical team on staff and additional senior staff was added to provide depth to Suramina's expanding exploration initiatives. In Colombia, work is being done by consultants.

During the third quarter period, a successful second phase drill program was completed at the Cerro Cuadrado project in Santa Cruz, Argentina. In addition, work is currently underway at the Company's high Andes project areas opening roads to the Batidero, Filo del Sol and Los Helados camps. Drilling at the Filo del Sol project is anticipated to commence by year end and at Los Helados in early January, 2008. A drill program has also budgeted for the Cerro Blanco and Las Flechas projects; however, no further drilling will be done on the Las Flechas project until required permitting has been obtained.

***<u>Cerro Cuadrado – Santa Cruz Province, Argentina</u>***

The Company completed a second phase 1,055.5 metre diamond drill program during the quarter intersecting significant silver and zinc grades at this 100% owned project. The results confirmed continuity along strike and down dip within three zones and the potential for further Ag-Zn-Pb (Au) mineralization within the 6 kilometre vein system identified to date.

Cerro Cuadrado is an intermediate sulphidation epithermal Ag-Zn-Pb (Au) vein system first discovered in 2004 during a reconnaissance program in Santa Cruz province, southern Argentina. The country rocks are similar in age and composition to those of the Jurassic Chon Aike Volcanics which host the Cerro Vanguardia gold-silver epithermal vein system, as well as other advanced projects in the same geological region. To date, the company has identified a vein system with a total strike length exceeding 6 kilometres with vein widths up to 7 metres. This second phase program was a follow up to the initial 545.5 metre diamond drill program which intersected very encouraging silver-zinc-lead-gold values over promising widths. An IP and ground magnetic survey covering the known vein system was subsequently completed prior to the second phase follow-up drill program. Further work is now being planned in order to increase the zone of known mineralization at Veta Grande and test the strike length of other veins. Highlights of the second phase drill program are as follows:

885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com

**Veta Galena Zone**

- CC08: 3.26m at 109.36g/t silver, 4.63% zinc and 1.83% lead
- CC09: 0.90m at 223.00g/t silver, 21.8% zinc, 5.58% lead and 0.62g/t gold
- CC10: 1.54m at 253.00g/t silver, 0.39g/t gold, 7.92% zinc and 1.80% lead

**Veta Grande Zone**

- CC13: 6.00m at 111.81g/t Ag, 0.93% zinc and 0.67% lead
- CC13: 0.50m at 12.30g/t silver, 0.12 g/t gold, 12.3% zinc and 2.22% lead
- CC13: 2.20m at 22.00g/t silver, 0.15 g/t gold, 5.68% zinc and 0.97% lead

**Brecha Alta Zone**

- CC11: 3.90m at 85.11g/t silver, 0.21% zinc and 0.67% lead
- CC14: 4.40m at 994.71g/t silver, 1.96% and 1.26% lead
  including 0.65m at 2,370 g/t silver, 3.58% zinc and 3.88% lead

At the Veta Galena Zone, three holes were drilled along strike and down dip to test the continuation of mineralization intersected in the previous drill campaign. The results of drilling confirm similar mineralization over a strike length of approximately 525 metres and 130 metres down dip. The Veta Galena vein has been mapped at surface over a strike length of approximately 1,650 metres and remains to be tested in full.

At the Veta Grande Zone, two holes were drilled to test extensions along strike and down dip of the mineralized zone outlined in the first drill program. Hole CC-13 confirms an increase in the width of the mineralized zone and higher grades in both silver and zinc along strike. Multiple veins continue south to the Brecha Alta zone, a distance of approximately 1,250 metres and remain an important target to be tested further.

At the Brecha Alta zone, holes CC-11 and CC-14 were drilled to test down dip and along strike extensions of mineralization intersected previously. Hole CC-14 confirms a significant increase in the width and grade of mineralization down dip, including a 0.65m structure grading 2,370g/t Ag, 3.58% Zn and 3.88% Pb from 154.35 metres, while hole CC-11 confirms similar mineralization along strike, approximately 260m to the south of hole CC-05.

Suramina is excited about the recent results and a third phase of drilling consisting of 4,000 metres is being organized for the fourth quarter to potentially expand the envelope of known high grade mineralization and to explore the relationship and possible continuity between the Veta Galena, Grande and Brecha Alta zones.

***Los Helados – Region III, Chile***

Los Helados (60% interest) is a new copper/gold/molybdenum porphyry discovery in Region III, Chile just east of Copiapo. The project is part of the JOGMEC Vicuna region joint venture land package, which straddles the Argentina-Chile boundary and in which JOGMEC is earning a 40% interest. Los Helados lies several kilometres due south of the Caserones (formerly known as Regalito) project.
Geologically, the project area comprises Permo-Triassic granitoids that host a sequence of Cretaceous to Upper Tertiary intrusives which have resulted in extensive alteration zones with different degrees of alteration-mineralization models, all related to calkaline series of porphyries.

At Los Helados, a large geochemical anomaly (2.5 x 1.5 kilometres) has been defined by surface mapping and sampling showing overlapping Cu, Au and Mo talus values. This large geochemical anomaly also corresponds with a significant geophysical anomaly, both in ground magnetics and chargeability-conductivity which was the focus of an initial seven hole, 1,670 metre RC drill program during the recently completed high-Andes 2006/2007 exploration season (October – May).

Results of this first phase of drilling have indicated a large porphyry system with overlying epithermal zones. Mineralization and alteration are similar to the assemblages found at the Josemaria project several kilometers to the east. A 1,600 metre drilling plan has been defined and budgeted for the 2007/2008 exploration season at Los Helados.

***Filo del Sol – San Juan Province, Argentina***

The Filo del Sol target lies within the Vicuna Project which encompasses a large property holding that straddles the Argentine-Chile border between the premier El Indio and Maricunga metallogenic belts. Widespread, near surface SX-EW amenable copper mineralisation has been identified in previous drilling by Suramina as well as an associated copper-gold porphyry mineralization at depth. A reverse circulation drill program consisting of 2,850 metres is planned for the 2007/2008 exploration season to define a near-surface SX-EW amenable copper resource and test the deeper copper-gold sulphide porphyry target intersected in previous drilling.

***Cerro Blanco – San Juan Province, Argentina***

Cerro Blanco lies within the Vicuna Project and is a newly discovered porphyry copper-gold target that is characterized by a large (>2km x 1.5km) surface copper-gold-molybdenum geochemical anomaly centered on a strong magnetic high. The target is one of several within a cluster of porphyries that have been discovered within the Vicuna Project that straddles the Argentine-Chile border between the premier El Indio and Maricunga metallogenic belts. Subject to exploration permits being obtained, a reverse circulation drill program consisting of approximately 1,350 metres is planned to test this large porphyry copper-gold target.

***Josemaria – San Juan Province, Argentina***

The Josemaria Project (earning 100%) is the Company's most advanced project in Argentina. Josemaria is located in San Juan Province, northwest Argentina, at elevations ranging from averaging 4,650 metres above sea level.

Mineralization at Josemaria is controlled by the interaction of regional NNE and WNW fracture systems, and hosted in andesitic to dacitic volcanic units of middle Tertiary age. Characteristic minerals are pyrite, chalcopyrite and bornite, disseminated and in quartz veinlets.

Based on 13,697 metres of reverse circulation and diamond drilling at the project, Josemaria has an inferred resource of 374 million tonnes at 0.40% TCu and 0.29 g/t Au at a 0.30% Cu cutoff. Reference is made to the report entitled "Preliminary Resource Estimate for the Josemaria Project, San Juan Province, Argentina" dated January 23, 2006 prepared by Messrs. John Nilsson, P.Eng. and Mario E. Rossi, Min. Eng., MSc. (the "Josemaria Project Report"), in accordance with NI 43-101, a copy of which is available on SEDAR at www.sedar.com.

Since then, significant additional drilling was carried out on the project. New areas of disseminated mineralization of similar grades and depths were encountered extending the northwest boundary of the previously defined resource.

An update of the NI 43-101 mineralized resource is expected to be completed during the fourth quarter and initial scoping evaluations will be performed.

**Corporate**

During the quarter, the Company announced the appointment of Dr. J. Patricio Jones as President, CEO and a Director of the Company effective as of October 1, 2007. Dr. Jones replaces Mr. Paul Conibear who resigned as President and CEO, but who remains a director of the Company.

Dr. Jones brings to the Company over 35 years of highly successful exploration management. Based in Buenos Aires, Argentina, Dr. Jones has particular expertise in the mineral opportunities of South America and has been responsible for the discovery and initial development of some of the world's largest mines including Veladero and Bajo de la Alumbrera. Dr. Jones holds a Master of Science degree in geology from Witwatersrand University and a Doctorate from La Plata University. Dr. Jones spent the early part of his career in the gold and platinum fields of South Africa before joining Inco and then BP Minerals in the early 1980's, heading up several of their highly successful South American exploration programs. With the discovery of three tin mines, Sª Da Onca, Sª Da Cacimba and 14 Abril in Rondonia, Brazil, to the credit of teams led by him, Dr. Jones joined the Lundin Group in the late 1980s and was instrumental in the Group's enormous success in Argentina and Chile and was responsible for the assembly of Suramina's portfolio of top-class exploration assets in Argentina and Chile.

*The Company has a strong management team with many years of successful exploration experience in South America and a growing, solid portfolio of assets covering key prospective areas in Argentina and Chile. Suramina is looking forward to great success in its upcoming drill programs.*

**On behalf of the Board**

(signed) Lukas H. Lundin
Chairman

November 13, 2007

Form 52-109F2 – Certification of Interim Filings – CEO, filed November 14, 2007

SURAMINA

RECEIVED

2008 MAR 25 A 8:07

# FORM 52-109F2

## CERTIFICATION OF INTERIM FILINGS

I, J. Patricio Jones, President and Chief Executive Officer of Suramina Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Suramina Resources Inc. (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 13, 2007

J. Patricio Jones
President and Chief Executive Officer
Ssuramina Resources Inc.

885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com

Form 52-109F2 – Certification of Interim Filings – CFO, filed November 14, 2007

**SURAMINA**
Resources Inc.

RECEIVED

2008 MAR 26 A 8:09

**FORM 52-109F2**

**CERTIFICATION OF INTERIM FILINGS**

I, Wanda Lee, Chief Financial Officer of Suramina Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Suramina Resources Inc. (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 13, 2007

Wanda Lee
Chief Financial Officer
Suramina Resources Inc.

885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com

Management's Discussion and Analysis for the nine months ended September 30, 2007, filed November 14, 2007

**SURAMINA RESOURCES INC.**
**MANAGEMENT'S DISCUSSION AND ANALYSIS**
**(Amounts expressed in U.S. Dollars unless otherwise indicated)**
**NINE MONTHS ENDED SEPTEMBER 30, 2007**

## OVERVIEW

On April 11, 2007, Tenke Mining Corp. ("Tenke") and Lundin Mining Corp. ("Lundin Mining") announced a Plan of Arrangement (the "Arrangement"), whereby Tenke was subsequently divided into two separate companies. Tenke conveyed its South American copper and gold exploration assets and cash in the amount of $5 million to a newly-incorporated wholly-owned subsidiary, Suramina Resources Inc. (the "Corporation" or "Suramina"). The shares of Suramina were distributed to Tenke shareholders pursuant to the Arrangement and upon completion, Tenke continued to hold its interests in the Tenke Fungurume copper/cobalt deposits under development in the Democratic Republic of Congo. For additional information please refer to the section in this Management Discussion and Analysis of the results of operations and financial condition ("MD&A") titled *Plan of Arrangement*.

The following MD&A for Suramina should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2007 and the audited annual consolidated financial statements and related notes thereto for the year ended December 31, 2006. The audited annual consolidated financial statements and related notes thereto for the year ended December 31, 2006 may be found on SEDAR within the Joint Disclosure Booklet of Lundin Mining Corporation and Tenke as filed by Suramina on July 3, 2007.

The financial information in this MD&A is derived from the Corporation's consolidated financial statements which are prepared in accordance with Canadian generally accepted accounting principles.

Additional information about Tenke and its business activities, including the business activities of Suramina Resources ("Suramina"), and the Arrangement is available on SEDAR at www.sedar.com.

The effective date of this MD&A is November 13, 2007.

## PLAN OF ARRANGEMENT

The Arrangement was approved by both the shareholders of Tenke and Lundin Mining on June 18, 2007 and closed on July 3, 2007. Pursuant to the Arrangement, Tenke conveyed its South American copper and gold exploration assets and cash in the amount of $5 million to Suramina and the shares of Suramina were distributed to Tenke shareholders. The common shares of Suramina were listed under the TSX trading symbol "SAX" and began trading on July 5, 2007.

## MINERAL PROPERTIES

The following discussion of mineral property activities is presented under the continuity of interests basis; whereby the South American mineral properties of Tenke are discussed as if they had always been subject to the exploration plans of Suramina and as if the costs had been incurred by Suramina.

As a result of the Arrangement, Suramina has a large holding of gold and base metal properties under exploration in Argentina and to a lesser extent in Chile. The prime areas of focus are copper/gold exploration properties in San Juan province, in areas in Chile directly across the border from certain of the Corporation's Argentine properties and a high grade silver/zinc project in Patagonia. The Corporation currently has staff and contracted personnel working primarily out of field offices in San Juan and Bariloche, Argentina to support the exploration activities in these key regions. During the nine months ended September 30, 2007, the Corporation expended a total of approximately $4.8 million on the various properties. These expenditures included option payments, mapping, sampling, drilling and analysis.

Highlights of work on active projects during the third quarter of 2007 are as follows:

### *Josemaria and Batidero Projects*

During the third quarter of 2007, results from the last phases of the 2007 drilling program were incorporated into the overall mineral resource model by independent consultant Nilsson Mine Services to update the overall Measured, Indicated and Inferred resource statement to Canadian National Instrument 43-101 standards. An update of the NI 43-101 mineralized resource will be completed during the fourth quarter and initial scoping evaluations will be performed.

### *Los Helados Project*

During the third quarter of 2007 analysis of the first phase of drilling as part of the joint venture funded by Japanese partners, JOGMEC, was completed and the 2007/2008 1,600 meters drill program was defined and budgeted.

### *Cerro Blanco Project*

Following analysis of 2007 second quarter, surface sampling and geophysics work at Cerro Blanco, a first phase drilling program was planned and budgeted as part of the JOGMEC property partnership. As the Cerro Blanco property straddles the Chilean/Argentine border, international protocols were extended between the two countries to better facilitate next season's drilling. Subject to exploration permits being obtained, approximately 1,350 meters of drilling is planned.

***Filo del Sol Project***

Agreement was reached with joint venture partner JOGMEC to conduct additional drilling at Filo del Sol intended to define an oxide copper resource, and to further investigate the potential for a deep seated high grade copper/gold/silver sulphide deposit below the known oxides. A reverse circulation drill program consisting of 2,850 meters is planned for the 2007/2008 exploration season to define a near-surface SX-EW amenable copper resource and test the deeper copper-gold suphide porphyry target intersected in previous drilling.

***Las Flechas Project***

During the third quarter of 2007, results of the last phase of surface exploration and geophysics work conducted by joint venture and funding partner Companhia Vale do Rio Doce ("CVRD") at two different Las Flechas property targets were analyzed and the 2007/2008 drill program was defined and budgeted. Until an exploration permit is obtained, no further drilling is planned.

***TNR Gold Corp. ("TNR") Northern Properties***

During the third quarter of 2007, analysis of the limited amount of surface exploration conducted by CVRD within the TNR Northern Property package was conducted. Due to anti-mining sentiment in La Rioja Province where the majority of properties lie, only care and maintenance investment is planned for the next season.

***Cerro Cuadrado Project***

A second phase of core drilling was conducted on the high grade silver/zinc discovery at Cerro Cuadrado. Results were very encouraging and as a result the drilling plan was increased from 2,000 meters to 4,000 meters for the first quarter of 2008 to enable resource definition.

***Papagallos Project and Paramillos Project***

During the nine months ended September 30, 2007, no work was conducted on the Papagallos Project pending resolution with Mendoza Provincial authorities over a disputed park boundary which was unilaterally extended by Provincial authorities over the project.

No work was conducted on the Paramillos Project during the nine months of 2007 as force majeure has been declared on the property by the Corporation due to exploration permit blockages by the Mendoza Provincial authorities and other parties. Work will be suspended until the situation is resolved.

***Elisa Property***

During the quarter ended September 30, 2007, no work was conducted due to the current policies of the Mendoza government toward mineral exploration.

## RESULTS OF OPERATIONS

The interim consolidated financial statements of Suramina reflect the financial position, statements of operations and deficit and cash flows of the South American assets of Tenke presented under the continuity of interests basis of accounting whereby the balance sheet amounts are based on the amounts recorded by Tenke. The statements of operations include an allocation of Tenke's general and administrative expenses for each period presented. The allocation of general and administrative expenses was calculated on a reasonable basis as determined by management. No allocation has been provided with respect to the opening deficit for transactions prior to January 1, 2005. Management cautions readers of these interim consolidated financial statements that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The Corporation's net loss for the three months ended September 30, 2007 was $828,000 compared with a net loss of $519,000 for the same period in 2006. This increase in net loss was primarily due to a higher level of general exploration and property investigation in 2007 compared with 2006.

For the nine months ended September 30, 2007 the Corporation's net loss was $1.8 million compared with a net loss of $1.0 million for the same period in 2006. The increase in net loss was also primarily due to increased project investigation costs.

The losses are a reflection of the Corporation's status as non-revenue producing mineral company. As the Corporation has no source of income, losses are expected to continue.

## LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2007, the Corporation had cash and cash equivalents of $5.1 million and a working capital position of $5.5 million as compared to cash of $1.2 million and working capital of $885,000 at December 31, 2006. The increase of $4.6 million in working capital is primarily due to receipt of $5 million from Tenke pursuant to the Plan of Arrangement.

Net cash used in operating activities was $1.2 million for the nine months ended September 30, 2007 and consisted mainly of the net loss from operations of $1.8 million, adjusted for the impact of non-cash items and changes in non-cash working capital.

Net cash used in investing activities for the nine months ended September 30, 2007 was $4.2 million and was mainly a result of capitalized exploration expenditures of $4.6 million on all of the Corporation's projects in Argentina and Chile.

Net cash provided by financing activities for the nine months ended September 30, 2007 totaled $9.4 million and consisted primarily of owner's contributions, including cash of $5 million, from Tenke pursuant to the Arrangement.

Based on the Corporation's financial position at September 30, 2007 and funding provided by its joint venture partners, the Corporation believes that existing funds should be sufficient to perform planned discretionary exploration and general corporate activities for the next 6 months and the Corporation could curtail or defer certain discretionary exploration costs in order to have sufficient funding for the next 12 months. Additional financing will be required to fund further exploration and corporate expenses.

There can be no assurance that equity financing will be available to the Corporation in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation.

## CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, Suramina adopted new accounting standards issued by the Canadian Institute of Chartered Accountants: Section 1530, *Comprehensive Income* and Section 3855, *Financial Instruments – Recognition and Measurement*.

***Section 1530 – Comprehensive Income*** - Comprehensive income is the change in the net assets of the business that results from transactions, events and circumstances from sources other than the shareholders of the business and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available for-sale investments. Other comprehensive income refers to items which are included in comprehensive income that are not included in net income until realized. Amounts initially recognized in other comprehensive income are reclassified to earnings when realized or impaired.

***Section 3855 – Financial Instruments – Recognition and Measurement*** - Section 3855 requires that all derivative financial instruments and financial assets, except those classified as held to maturity, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses initially recorded in other comprehensive income or loss.

The adoption of these new accounting standards did not impact the opening balance sheet as at January 1, 2007 or net earnings for the nine months ended September 30, 2007. As a result, comprehensive loss is equal to net loss and there are no other comprehensive income items to be recorded.

## CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 3 to the audited annual consolidated financial statements for the year ended December 31, 2006 include a summary of Suramina's significant accounting policies. The following policies are considered to be the critical accounting policies since they involve the use of significant estimates.

### Mining Properties and Related Expenditures

Mineral properties and related expenditures are carried at cost. If a project is unsuccessful or if exploration ceases because continuation is not economically feasible, the capitalized costs are written off. Option payments received and cost reimbursements receivable pursuant to terms of option agreements have been applied against project expenditures.

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon Suramina's ability to discover economically recoverable reserves, preserve its interest in the underlying mineral claims, obtain necessary financing to complete its projects, and attain future profitable production or alternatively, upon Suramina's ability to dispose of its interests on an advantageous basis. Management assesses the recoverability of individual mineral properties when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If estimated future non-discounted cash flows, using management's estimates of forward prices and the likelihood of achieving planned operations, are not sufficient to recover the carrying value for the properties, the deferred costs are written down, if necessary, to the estimated fair value determined using discounted cash flows.

Although Suramina has taken steps to verify the title to the mineral properties it has acquired, these procedures do not guarantee that the titles are without defects. Property title may be subject to unregistered prior agreements, transfers or claims of ownership by third parties.

### Income Taxes

Upon the transfer of assets to Suramina from Tenke on July 3, 2007, Suramina will account for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and for losses carried forward. Future income tax assets and liabilities are measured using the substantively enacted tax rates and laws expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized will be limited to the amount of the benefit that is more likely than not to be realized.

### Stock Based Compensation

In calculating the fair value of stock options granted, management is required to make significant estimates in relation to the future volatility of the Corporation's share price and the period in which stock options will be exercised. The selection of the volatility factor and the estimate of the expected option life will have a significant impact on costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility that will be experienced in the future. Management assumes that stock options will be exercised prior to their expiry date.

## RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2007, the Corporation incurred:

(a) management fees totaling $89,000 (2006-$15,000) in respect of administrative services and office facilities provided by a company owned by the Chairman of the Corporation. At September 30, 2007 and 2006, $nil was due to this company. All amounts are non-interest bearing.

(b) legal fees of $17,000 (2006-$22,100) from a law firm of which a partner is a director of the Corporation. At September 30, 2007, $2,000 (2006-$nil) was due to this law firm.

(c) fees totaling $24,000 (2006-$nil) from a company related by common directors in respect of wages and benefits paid to the former President of the Corporation. At September 30, 2007, $25,000 was due to this company (2006-$nil).

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

## OUTSTANDING SHARE DATA

As at November 13, 2007, Suramina had 60,937,329 common shares outstanding.

## FINANCIAL INSTRUMENTS

Suramina's financial instruments consist of cash, accounts receivable and accounts payable and accrued liabilities. The carrying values of Suramina's financial instruments approximate their fair values due to the short term nature of these instruments.

Suramina is exposed to currency exchange rate risks to the extent of its foreign activities in Argentina and Chile. Suramina does not hedge its exposure to fluctuations in the related exchange rates; however, Suramina maintains a significant portion of its cash and cash equivalents in local currencies.

## INTERNAL CONTROLS OVER FINANCIAL REPORTING

For the nine months ended September 30, 2007, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## RISKS AND UNCERTAINTIES

Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. Suramina will attempt to mitigate its exploration risk by maintaining a diversified project portfolio that includes several metal commodity targets in a number of geologic and political environments. Management also balances risk through joint ventures with other companies. Beyond exploration risk, management is faced with a number of other risk factors. The more significant ones include:

**Metal Price Risk**

Suramina's portfolios of properties and investments will have exposure to copper, gold, silver and zinc. The prices of these metals greatly affect the value of and the potential value of its properties and investments. This, in turn, greatly affects its ability to form joint ventures and the structure of any joint ventures formed. This is due, at least in part, to the underlying value of Suramina's assets at different metals prices.

**Financial Markets**

Suramina is dependent on the equity markets as its sole source of operating working capital and Suramina's capital resources are largely determined by the strength of the resource markets and by the status of Suramina's projects in relation to these markets, and its ability to compete for the investor support of its projects.

**Political Risk**

Exploration will be carried out in several countries, including Argentina and Chile. Each of these countries will expose Suramina to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect what will be Suramina's existing assets and operations. Real and perceived political risk in some countries may also affect Suramina's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

**Currency Risk**

Suramina will transact business in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of Suramina. Future changes in exchange rates could materially affect Suramina's results in either a positive or negative direction.

**Environmental and Social Opposition Risks**

Suramina will seek to operate within environmental protection standards that meet or exceed existing requirements in the countries in which Suramina will operate and Suramina will conduct its activities in accordance with high corporate social responsibility principles. Present or future laws and regulations, however, may affect Suramina's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas due to technical factors, new legislative constraints, social opposition or local government capacity or willingness to issue permits to explore in a timely manner.

**Title Risk**

Suramina has investigated its right to explore and exploit its properties and, to the best of its knowledge, those rights are in good standing, except for a challenge on title on the Paramillos Project. The most recent pronouncements by Argentine authorities were in favour of Suramina's ownership position on the Paramillos Project.

However, the results of Suramina's investigations should not be construed as a guarantee of title. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties.

## OFF-BALANCE SHEET AGREEMENTS

Suramina has no off-balance sheet arrangements.

## OUTLOOK

### The Industry

During the third quarter of 2007 stock markets maintained their strong positions as did base metals and gold prices. This was very supportive of the successful acquisition of Tenke by Lundin Mining, and the spinout of the South American copper/gold exploration properties.

### South American Exploration

Within Argentina, opposition to mineral exploration and development continued in Mendoza and La Rioja Provinces. This continues to affect several of the Corporation's drill-ready projects. With the results of recent elections in Mendoza province, a new governor who may be more favorable to the mining industry has been elected. As a result, improvements might be expected in the situation in the near future.

To add diversification to our copper/gold exploration initiatives the Corporation is also pursuing new exploration assets in other South American countries on an opportunistic basis.

To date several exploration properties have been staked in Columbia and additional Chilean high Andes properties are being claimed to leverage Suramina's expertise in grass roots copper/gold porphyry exploration. The 2007/2008 exploration season is expected to have an aggregate exploration budget of more than $10 million, $4 million of which will be funded on specific earn in properties by partners JOGMEC and CVRD.

## CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth above.

END